Exhibit 99.92

American Lithium Announces Financial and Operating Results
for the Period Ended August 31, 2022

VANCOUVER, BRITISH COLUMBIA, November 2, 2022 – American Lithium Corp. (“American Lithium” or the “Company”) (TSX-V:LI | OTCQB:LIACF | Frankfurt:5LA1) is pleased to report its operating and financial results for the three month period ending August 31, 2022. Unless otherwise stated, all amounts presented are in Canadian dollars.

“We made good progress across all projects during the quarter,” stated Simon Clarke, CEO of American Lithium. “In Peru we were pleased to be able to commence drilling again at and around our Falchani Deposit for the first time since before COVID 19. We are advancing well with initial assays anticipated shortly. We have also made good progress at Australian Nuclear Science and Technology Organisation (“ANSTO”) Minerals Business Unit laboratories in Sydney, Australia where we continue to refine the Falchani flow sheet to produce both sulfate of potash (“SOP”) and Cesium as economically important and strategic by-products. In addition, we continue to refine the Macusani uranium flow sheet for pre concentration and even higher extraction rates.

“In Nevada, the Company started to receive first assays with positive drill results from its 2022 drill program, including the best intersections and grades recoded to date at TLC and this momentum continued to build post quarter end. Initial drill results from this program have been incorporated into the existing TLC Resource and an updated Mine Plan which are being included in the Company’s maiden PEA for TLC, currently being finalized with leading engineering firm DRA Global.”

Highlights During the Quarter:

•	Launching of Pre-Feasibility Work at Falchani – commencement of Environmental Impact Assessment (“EIA”) with SRK Peru which will run in parallel with updates to the existing PEA.

•	EIA Drilling at Falchani – commencement of hydrological and core drilling at Falchani.

•	Validation of SOP as strategic by-product at Falchani - successful precipitation of high purity, fertilizer-quality SOP, strategically important because of Peru’s large dependence on imported fertilizers.

•	Appointment of DRA Global and Stantec to update Falchani PEA - to expand / reclassify resource, bring in SOP and cesium by-products and update lithium carbonate pricing.

•	Acquisition of additional concessions in Peru - acquired additional highly prospective mining concessions covering approximately 14,243 hectares in Southern Peru, in close proximity to its existing projects, further broadening the Company’s existing asset base and operations.

•	Positive drill results at TLC - initial diamond drill results with best results to date including up to 2900 ppm lithium and averaging 1,550 ppm Li over 50.3 metres in hole TLC-2206C.

•	Board and Senior Management Appointments – addition of Claudia Tornquist to the Board of Directors as an independent member /chair of audit Committee and Ted O’Connor transitioning from Director to Executive Vice President Exploration and Development.

•	AGM Results – overwhelming support for the election of board members, adoption of new omnibus incentive plan along with the appointment of Ernst & Young as auditor.

Subsequent Events

•	Board Appointment – addition of Carsten Korch to the Board of Directors as an independent member based in Peru.

Market Awareness Program

As announced on March 23, 2021, as part of its ongoing strategy to continue to raise its profile in the United States and to generate a greater following among United States investors, the Company entered into an agreement (the “Agreement”) with Promethean Marketing Inc., of Annapolis, Maryland in the United States (“Promethean”) pursuant to which Promethean can provide marketing services including content creation and distribution and market awareness campaigns.

 Under the Agreement, the launch of market awareness campaigns is dependent upon market conditions, developments in the Company and available financial resources with timing and budgets to be agreed in advance. The Company has now elected to launch an initial 6-month program with a US$500,000 budget to build awareness in US markets as to the progress and status of its TLC Project as well as the large-scale potential of its Peruvian Projects. This timing also aligns with recent developments in the US to support the near-term advancement of domestic critical minerals production, including lithium, with a focus also being placed on the development of critical minerals production in allied countries. Prior to the commencement of service, Promethean will receive a creation budget of US$50,000 used to develop materials for the campaign, with the balance of US$450,000 directed towards the digital media budget. Initially, the Company will pay Promethean an initial media deposit of US$150,000, with the residual budget being paid in subsequent monthly installments. The Agreement may be terminated at any time upon written notice.

Promethean has advised that it does not have any equity interest in the securities of the Company, or any right to acquire such an interest. Promethean is at arm’s length to the Company. Promethean will provide the Company with an opportunity to review all content describing the Company generated on behalf of Promethean prior to its publication and Promethean will not publish or distribute any content without the prior approval of the Company.  All services provided by Promethean will be overseen on Promethean’s behalf by Kailyn White, Vice President.

Plateau Energy Metals Inc.

The Company is also pleased to announce the resolution of regulatory proceedings brought by the Ontario Securities Commission (“OSC”) against its subsidiary Plateau Energy Metals Inc. (“Plateau”), and Alexander Holmes and Philip Gibbs (collectively, the “Executives”), the former Chief Executive Officer and Chief Financial Officer, respectively, of Plateau. The proceedings relate to historical disclosure by Plateau in 2019, prior to the acquisition of Plateau by the Company in May 2021. The proceedings were ongoing at the time Plateau was acquired by the Company.

In the final resolution of the proceedings, Plateau and the Executives have entered into a joint settlement agreement (the “Settlement Agreement”) with the OSC. As part of the settlement terms, Plateau and the Executives agreed to pay administrative penalties totaling $750,000, as well as $300,000 towards the costs of the OSC. Plateau is responsible for the payments in accordance with indemnity obligations owing to former directors and officers.

While Plateau and the Executives had continued to defend the proceedings brought by the OSC, the Company is of the view that this resolution will allow it and the management team to focus all efforts on advancing all three active projects. At the same time, the Settlement Agreement avoids additional ongoing expenses of continuing to defend the proceedings and provides certainty on the financial outcome.

Selected Financial Data

The following selected financial data is summarized from the Company’s consolidated financial statements and related notes thereto (the “Financial Statements”) for the three and six months ended August 31, 2022. A copy of the Financial Statements and MD&A is available at www.americanlithiumcorp.com or on SEDAR at www.sedar.com.

	Three months ended August 31, 2022	Three months ended August 31, 2021
Loss and comprehensive loss	$10,709,964	$8,867,509
Loss per share - basic and diluted	0.05	0.05

	As at August 31, 2022	Year End February 28, 2022
Cash	$42,311,173	$55,855,718
Total assets	$188,910,671	$193,493,125
Total current liabilities	$4,153,684	$1,863,445
Total liabilities	$4,341,810	$2,691,682
Total shareholders’ equity	$184,568,861	$190,801,443

About American Lithium

American Lithium, a member of the TSX Venture 50, is actively engaged in the development of large-scale lithium projects within mining-friendly jurisdictions throughout the Americas. The Company is currently focused on enabling the shift to the new energy paradigm through the continued development of its strategically located TLC lithium claystone project in the richly mineralized Esmeralda lithium district in Nevada, as well as continuing to advance its Falchani lithium and Macusani uranium development-stage projects in southeastern Peru. Both Falchani and Macusani have been through robust preliminary economic assessments, exhibit strong significant expansion potential and enjoy strong community support. Pre-feasibility work has now commenced at Falchani.

For more information, please contact the Company at info@americanlithiumcorp.com or visit our website at www.americanlithiumcorp.com for project update videos and related background information.

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On behalf of the Board of Directors of American Lithium Corp.

“Simon Clarke”

CEO & Director

Tel: 604 428 6128

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this press release.

Cautionary Statement Regarding Forward Looking Information

This news release contains certain forward-looking information and forward-looking statements (collectively “forward-looking statements”) within the meaning of applicable securities legislation. All statements, other than statements of historical fact, are forward-looking statements. Forward-looking statements in this news release include, but are not limited to, statements regarding the ability to appeal the judicial ruling, and any other statements regarding the business plans, expectations and objectives of American Lithium. Forward-looking statements are frequently identified by such words as "may", "will", "plan", "expect", "anticipate", "estimate", "intend", “indicate”, “scheduled”, “target”, “goal”, “potential”, “subject”, “efforts”, “option” and similar words, or the negative connotations thereof, referring to future events and results. Forward-looking statements are based on the current opinions and expectations of management are not, and cannot be, a guarantee of future results or events. Although American Lithium believes that the current opinions and expectations reflected in such forward-looking statements are reasonable based on information available at the time, undue reliance should not be placed on forward-looking statements since American Lithium can provide no assurance that such opinions and expectations will prove to be correct. All forward-looking statements are inherently uncertain and subject to a variety of assumptions, risks and uncertainties, including risks, uncertainties and assumptions related to: American Lithium’s ability to achieve its stated goals; risks and uncertainties relating to the COVID-19 pandemic and the extent and manner to which measures taken by governments and their agencies, American Lithium or others to attempt to reduce the spread of COVID-19 could affect American Lithium, which could have a material adverse impact on many aspects of American Lithium’s businesses including but not limited to: the ability to access mineral properties for indeterminate amounts of time, the health of the employees or consultants resulting in delays or diminished capacity, social or political instability in Peru which in turn could impact American Lithium’s ability to maintain the continuity of its business operating requirements, may result in the reduced availability or failures of various local administration and critical infrastructure, reduced demand for the American Lithium’s potential products, availability of materials, global travel restrictions, and the availability of insurance and the associated costs; the judicial appeal process in Peru, and any and all future remedies pursued by American Lithium and its subsidiary Macusani to resolve the title for 32 of its concessions; risks regarding the ongoing Ontario Securities Commission regulatory proceedings; the ongoing ability to work cooperatively with stakeholders, including but not limited to local communities and all levels of government; the potential for delays in exploration or development activities due to the COVID-19 pandemic; the interpretation of drill results, the geology, grade and continuity of mineral deposits; the possibility that any future exploration, development or mining results will not be consistent with our expectations; risks that permits will not be obtained as planned or delays in obtaining permits; mining and development risks, including risks related to accidents, equipment breakdowns, labour disputes (including work stoppages, strikes and loss of personnel) or other unanticipated difficulties with or interruptions in exploration and development; risks related to commodity price and foreign exchange rate fluctuations; risks related to foreign operations; the cyclical nature of the industry in which American Lithium operates; risks related to failure to obtain adequate financing on a timely basis and on acceptable terms or delays in obtaining governmental approvals; risks related to environmental regulation and liability; political and regulatory risks associated with mining and exploration; risks related to the uncertain global economic environment and the effects upon the global market generally, and due to the COVID-19 pandemic measures taken to reduce the spread of COVID-19, any of which could continue to negatively affect global financial markets, including the trading price of American Lithium’s shares and could negatively affect American Lithium’s ability to raise capital and may also result in additional and unknown risks or liabilities to American Lithium. Other risks and uncertainties related to prospects, properties and business strategy of American Lithium are identified in the “Risks and Uncertainties” section of Plateau’s Management’s Discussion and Analysis filed on January 19, 2021, in the “Risk Factors” section of American Lithium’s Management’s Discussion and Analysis filed on January 29, 2021, and in recent securities filings available at www.sedar.com. Actual events or results may differ materially from those projected in the forward-looking statements. American Lithium undertakes no obligation to update forward-looking statements except as required by applicable securities laws.

Investors should not place undue reliance on forward-looking statements. Cautionary Note Regarding Macusani Concessions Thirty-two of the 151 concessions held by American Lithium’s subsidiary Macusani, are currently subject to Administrative and Judicial processes (together, the “Processes”) in Peru to overturn resolutions issued by INGEMMET and the Mining Council of MINEM in February 2019 and July 2019, respectively, which declared Macusani’s title to 32 of the concessions invalid due to late receipt of the annual validity payments. In November 2019, Macusani applied for injunctive relief on 32 concessions in a Court in Lima, Peru and was successful in obtaining such an injunction on 17 of the concessions including three of the four concessions included in the Macusani Uranium Project PEA. The grant of the Precautionary Measure (Medida Cautelar) has restored the title, rights and validity of those 17 concessions to Macusani until a final decision is obtained at the last stage of the judicial process. A Precautionary Measure application was made at the same time for the remaining 15 concessions and was ultimately granted by a Court in Lima, Peru on March 2, 2021 which has also restored the title, rights and validity of those 15 remaining concessions to Macusani, with the result being that all 32 concessions are now protected by Precautionary Measure (Medida Cautelar) until a final decision on this matter is obtained at the last stage of the judicial process. The favourable judge’s ruling confirming title to all 32 concessions from November 3, 2021 represents the final stage of the current judicial process. However, this ruling has recently been appealed by MINEM and INGEMMET. American Lithium has no assurance that the outcome of these appeals will be in the Company’s favour.